FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company with Authorized Capital

Corporate Tax ID (CNPJ) No. 47.508.411/0001-56

Company Registry (NIRE) 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA”), pursuant to Law No. 6,404/76 and the Brazilian Securities Commission (“CVM”) Resolution No. 44, dated August 23, 2021, hereby informs its shareholders and the market in general, that reviewed the projections disclosed in relation to the number of stores to be opened by 2024.

After reviewing its expansion plan, GPA decided to accelerate the enlargement of proximity stores and aims the opening of up to 300 stores by 2024, of which 50 in the supermarket format and 250 in the proximity format. The focus on the proximity format is due to a larger possibility of commercial establishments in the cities where GPA is already present, increasing its logistics network, and to the necessity of a lower CAPEX when compared to the other formats, what should generate a faster and greater return to GPA. As a result, the expected schedule is as follows:

•	2022: opening of 75 stores, of which 24 are Extra Hiper conversions, 6 are Pão de Açúcar and 45 are proximity stores;
•	2023: opening of 100 stores; and
•	2024: opening of 125 stores.

The projections and estimates presented reflect the Company’s current strategic and financial plans and may be modified by eventual changes in these plans, including those caused by impacts resulting from internal or external macroeconomic and political factors. These estimates do not constitute a promise of performance.

GPA informs that, pursuant to the applicable regulations, it will update item 11 of its Reference Form with the new projections within seven (7) business days from the disclosure of this material fact.

São Paulo, September 6th, 2022.

Guillaume Marie Didier Gras

Vice-President of Finance and Investors Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: September 6, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.